

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2013

Via E-mail
Daniel F. Sansone
Chief Financial Officer
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, AL 35242

> **Re: Vulcan Materials Company**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-33841**

Dear Mr. Sansone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 2 Properties, page 24

Aggregates, page 24

1.   We note your use of the term "possible" reserves in the footnotes of this section in regards to your volumetric production payment (VPP) property. Item 102 of Regulation S-K specifically prohibits the use of terms other than proven and probable when referring to reserve estimates in documents filed with the Commission. Please confirm these reserves are proven and/or probable reserves demonstrated to be economically viable as of December 31, 2012 or modify your tabulations by excluding all "possible" reserves that may be applicable as the contract is executed. In addition, please remove the "possible" reserve terminology from your filing.

2.   High quality & purity limestone is generally defined by the calcium carbonate ($CaCO_3$) content, percentage or another appropriate measurement. Does this apply to your limestone/cement properties? If so, please disclose the appropriate measurement for each mining operation or quarry.

3.   Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement to that effect is included with the filing. Absent this condition, proven and probable reserves should be segregated.

4.   We note you disclose your annual product sales for only your aggregate segment. Please disclose your annual production by aggregate region and segment. The annual production disclosure is required by Regulation S-K, Instructions to Item 102, Part 3.

Item 8 Financial Statements and Supplementary Data, page 56

Notes to Consolidated Financial Statements, page 61

Note 9: Income Taxes, page 80

5.   In view of the uncertainties surrounding the realization of the deferred tax asset and the subjective nature of any conclusion regarding the necessity of a valuation allowance, please expand Management's Discussion and Analysis in future filings to discuss in detail the positive evidence that makes it more likely than not that the deferred tax asset will be realized. Identify each factor of positive evidence that you considered, quantified to the extent practicable, and explain how each was weighted. For example, identify the reversible temporary differences and the timing of the difference; identify the number of years of projected foreign taxable income that are required to realize the deferred tax asset, discuss the extent to which current foreign profitability is sustainable; and discuss the nature of your tax-planning actions and strategies. Your disclosure need not be limited to these items. Please provide us with a draft of your proposed disclosures.

Note 19: Acquisitions and Divestitures, page 106

6.   We note that you have recorded an obligation to deliver 143.2 million tons of aggregates valued at $75.2 million. This appears to be approximately $0.53 per ton as compared to your average aggregate selling price of $10.44 per ton in 2012. Please tell us how you valued the initial obligation of aggregates to be delivered per this arrangement and how you plan to account for any changes in the valuation of this obligation under US GAAP.

7.   We note you recognized a pretax gain of $12.3 million from the sale of mitigation credits in the second quarter of 2012. Please provide us with the terms and conditions of the underlying transaction and your accounting to record this transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments.

Sincerely,

/s/ Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining